
October 17, 2013

Via E-Mail
Mr. Hon Siang Chin
Chief Financial Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Nanping, 353500
China

  Re: Asia Green Agriculture Corporation
    Form 10-K for the year ended December 31, 2012
    Filed March 29, 2013
    File No. 000-53343

Dear Mr. Chin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. We note a limited discussion of cost of sales where you broadly attributed the increase to higher sales. However, under gross profit you have discussed certain fluctuations that appear to offset each other or be individually significant. For example, it appears that cost of sales for high ph bamboo shoots may have increased more than other products, or may have offset decreases in other products. Please note that the impacts of material variances in components of cost of sales that offset each other, or that represent material components and are individually significant, should be separately disclosed, quantified, and discussed (not netted). In light of your ongoing growth, please revise future filings to

provide a in depth discussion of all material components of cost of sales, as well as any other material revenue and expense income statement line items in order to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and other material line items.

Note 5. Trade Receivables, net, page F-21

2. We note from your trade receivables roll-forward, the provision for doubtful accounts recognized each year approximates the amount written off against the allowance in the same period. In this regard, please explain to us the facts and circumstances surrounding the write-offs and whether revenue associated with the trade receivables was recognized during the same period you recognized the bad debt provision in the income statement. If so, please explain why you believe recognition of such amounts as revenue was appropriate. Further, we also note from the table provided in Note 10 that you recognized other income of $300,032 representing the recovery of bad debt for the year ended December 31, 2011. Please explain the facts and circumstances surrounding the recovery as we were unable to find any related disclosure in your filing.

Note 11. Earnings Per Share, page F-25

3. Please provide the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for each of the periods presented. Your current presentation includes information for the latest period only.

Note 13-Land Use Rights, page F-26

4. Please tell us and expand your disclosure in future filings to clearly indicate how land use rights were valued and whether the related amortization periods were all based on the length of the term of the lease agreement. Specifically, describe the nature of the costs capitalized if amounts other than those stipulated within the agreements with the PRC land authority or local rural village cooperatives are included in land use rights. We note that you incurred capital expenditures of $39.5 million during 2012 to acquire land use rights, however only $25.7 million appear on the balance sheet. Please reconcile the amounts as part of your response to use. We may have further comment upon reviewing your response.

Note 13. Land Use Rights, page F-26

5. Reference is made to footnote (b). Please explain how the transaction was originally accounted for within your financial statements in fiscal 2010, and how you unwound the transaction which involved the disposal of the land use right and the lease of the land use right in 2012.   As part of your response, please tell us how you accounted for (1) the rental deposit of RMB1,560,000 which was retroactively applied on August 30, 2010, (2)

the rental prepayment of RMB3,120,000 for 3 years and (3) the cash remaining of RMB5,720,000 within your 2012 financial statements. We may have further comment upon receipt of your response.

Note 14. Deposit Paid, page F-27

6. Given the significance of your deposit balance relative to total assets as of December 31, 2012, please explain the nature and terms of the deposits paid for acquisition land use rights, including the parties with which these deposits are held. Tell us if and when such amounts are classified as land use rights.

Note 22. Commitments and Contingencies, page F-30

7. Under Contingent Liabilities on page 35, we note that you made a provision of approximately $564,000 to cover potential liability with respect to certain unpaid social insurance obligations for full-time employees.   You believe that the total potential liabilities include cost of rectifying non-compliance of the social insurance obligations for full-time employees and temporary workers, and the cost of rectifying non-compliance of the housing fund obligations for full-time employees and temporary workers, and may be as much as $2,828,000. These amounts have been revised to $575,000 and $3,610,000, respectively, as of 6/30/2013. The provision reflects your good faith estimate of the costs of rectifying your non-compliance with these obligations; actual costs could be lower or higher. If you are required to rectify your non-compliance and the costs of doing so approach or exceed your good faith estimate, it would have a material adverse effect on your liquidity and capital resources. Please note that in accordance with ASC 450-20-50-3 if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50-4 and that you will revise your notes to the financial statements in future filings, as applicable. As part of your response, please provide us with an update of this contingency. We may have further comment upon reviewing your response.

Form 10-Q for the quarter ended June 30, 2013

Notes to the consolidated financial statements
Note 5. Other receivables, prepayments and deposits, page 9

8. Reference is made to prepayments balances of $10.7 and $4.5 million as of June 30, 2013 and December 31, 2012, respectively.   We note prepayments have steadily increased on your balance sheet each year and have more than doubled for the six months ended June 30, 2013 relative to fiscal 2012 year-end balance. Please explain to us and revise your

footnote to disclose in greater detail the nature and terms of prepayments. We note from your disclosure that such amounts represent primarily prepayment for the production of fresh produce which are expected to be recorded as cost of sales upon harvest within one year. In this regard, as part of your response to us, please explain the economic purpose for such prepayments, and how such amounts originate on your balance sheet (e.g. advances to supplier) and when such amounts are recorded within costs of sales (e.g. upon delivery of produce to you). We may have further comment upon receipt of your response.

Other

9. Please revise your Form 10-Q beginning with the quarter ended September 30, 2013 to comply with our comments, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief